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MindWalk Holdings Corp. to Report Third Quarter Fiscal Year 2026 Financial Results on March 12, 2026

The Company to host an earnings conference call via webcast

AUSTIN, Texas – MindWalk Holdings Corp. (NASDAQ:HYFT) (“MindWalk” or the “Company”), a Bio-Native AI therapeutic research and technology company, today announced that it will report financial results for the third quarter of fiscal year 2026 and host a conference call on Thursday, March 12, 2026, at 10:30 AM Eastern Time. Financial results will be issued in a press release prior to the call, which will include a management presentation followed by a question-and-answer session.

Conference Call and Webcast Details

The live webcast will take place on Thursday, March 12, 2026, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at:

https://ir.mindwalkai.com/events-and-presentations/default.aspx

* Webcast Details *

Event Title: MindWalk Holdings Corp. – Third Quarter Fiscal Year 2026 Financial Results

Event Date: March 12, 2026, 10:30 AM (GMT-04:00) Eastern Time (US and Canada)

Attendee URL: https://events.q4inc.com/attendee/486881652

Participant Dial-in:

USA / International Toll +1 (646) 307-1963

USA - Toll-Free (800) 715-9871

Canada - Toronto (647) 932-3411

Canada - Toll-Free (800) 715-9871

Conference ID: 3224490

Anyone listening to the call is encouraged to read the company’s periodic reports available on the company’s profile at www.sedarplus.ca and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkAI.com

Source: MindWalk Holdings Corp.